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                        8406 Benjamin Road       Phone:   (813) 888-7330
[LOGO]                  Suite C                  Fax:     (813) 888-7375
                        Tampa, FL 33634          Website: www.medicalmediatv.com

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March 6, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Medical Media Television, Inc.
            Form 10-KSB for the year ended December 31, 2005
            Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
            File No. 333-105840

Dear Ms. Gumbs:

      We are in receipt of your letter dated February 22, 2007, wherein you provided additional comments to Medical Media Television, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2005 and its reports on Form 10-QSB for the quarters ended March 31, June 30, 2006, and September 20, 2006. Your letter requested a response to your comments by March 8, 2007. Unfortunately, we require additional time to fully address the comments raised in your letter. As such, we respectfully request an extension of time until April 6, 2007 to submit our response.

      Should you have any questions, please do not hesitate to contact me.

                                           Sincerely,


                                           /s/ Philip M. Cohen

                                           Philip M. Cohen
                                           President and Chief Executive Officer

cc:   Joseph A. Probasco, Esq.
      Bush Ross, P.A.

      Joseph Kennedy
      Baumann, Raymondo & Company, P.A.